EXHIBIT 99.1

Himax Technologies, Inc. Reports Fourth Quarter 2021 and Full Year 2021 Financial Results; Provides First Quarter 2022 Guidance

Q4 2021 Revenues at Upper End of Guidance; Gross Margin and EPS both Beat Guidance. Q4 Revenues, Gross Margin and EPS All Reached All-Time Highs
Full Year 2021 Revenues Surpassed $1.5 Billion, along with Record Gross Margin and EPS
Company Q1 2022 Guidance: Revenues to Decrease 5% to 9% QoQ, Non-IFRS Gross Margin is Expected to be 46% to 48%, Non-IFRS Profit per Diluted ADS to be around 67.0 Cents to 73.0 Cents

  Q4 2021 Revenues, GM and EPS all reached new records
  Q4 2021 revenues were $451.9M, up 7.4% QoQ and 63.9% YoY. Q4 GM reached a new historical high of 51.8%
  Q4 2021 non-IFRS profit was $148.4M, or 84.9 cents per diluted ADS, a new record high
  Full year 2021 revenues were $1,547.1M, up 74.4% YoY. 2021 GM 48.5%, greatly increased from 24.9% in 2020
  Q1 2022 revenues to decrease 5% to 9% QoQ. Non-IFRS GM around 46% to 48%. Non-IFRS profit attributable to shareholders to be in the range of 67.0 to 73.0 cents per fully diluted ADS. IFRS profit in the range of 63.5 to 69.5 cents per fully diluted ADS
  Automotive sector to be No. 1 sales contributor starting 2022. Targeting to double automotive sales again in 2022, on top of the growth of 110% in 2021
  10 million units cumulative shipment in automotive TDDI is expected in as soon as Q2 2022
  Key optical technologies to enable metaverse. In partnerships with tech industry’s leading players on LCoS, WLO and 3D Sensing

TAINAN, Taiwan, Feb. 17, 2022 (GLOBE NEWSWIRE) -- Himax Technologies, Inc. (Nasdaq: HIMX) (“Himax” or “Company”), a leading supplier and fabless manufacturer of display drivers and other semiconductor products, announced its financial results for the fourth quarter and full year 2021 ended December 31, 2021.

“We are upbeat about our year ahead growth prospect, backed by a few product areas, notably the automotive and ultralow power AI image sensing businesses, which we feel confident will stay strong regardless of the macroeconomic concerns. We anticipate these two products, both with good gross margin, will outgrow other product lines in 2022. Robust demand for our traditional automotive driver IC is backed by strong foundry capacity support while automotive TDDI is on track to experience exponential growth throughout 2022 and beyond. We expect to reach 10 million units cumulative shipment in automotive TDDI in as soon as the second quarter of this year. As the contribution of automotive revenue grows, it will better position our product mix in terms of both profit margin and business visibility,” said Mr. Jordan Wu, President and Chief Executive Officer of Himax.

“Looking ahead into 2022, backed by more secured foundry capacity than last year and an advanced product portfolio, we are well positioned to continue to grow our top line and will continue to work toward maintaining a high gross margin, one of our major long term business goals. Wherein, we anticipate further revenue and profit growth in 2022,” concluded Mr. Jordan Wu.

Fourth Quarter 2021 Financial Results

Himax recorded net revenues of $451.9 million, an increase of 7.4% sequentially and an increase of 63.9% compared to the same period last year. Gross margin was 51.8%, an increase from the already high level of 51.7% in the third quarter and above guidance of around 50%. Non-IFRS profit per diluted ADS was 84.9 cents, exceeding the estimates of 78.0 cents to 83.0 cents. IFRS profit per diluted ADS was 81.5 cents, higher than guidance range of 74.5 cents to 79.5 cents.

Revenue from large display drivers was $125.0 million in Q4, up 6.3% sequentially and nearly double year-over-year. Monitor revenue came in better than expected, up more than 30% sequentially, ahead of prior guidance of a more than 20% increase, due to accelerated orders for high-end monitors from certain end customers. Notebook sales continued strong growth momentum, delivering double digit sequential growth as a result of strong shipment of high-end products to world-leading notebook vendors. As expected, the fourth quarter TV IC revenue was down single digit sequentially on the backdrop of a sluggish global TV market. In some cases where TV customers who borne shipment liability to the company and suffered business headwinds, under mutual consent, Himax redirected their allocated foundry capacity towards IT displays where demand stayed strong. It was through such efficient operating execution that Himax was able to achieve sales growth for the large display driver business despite the slow TV market and further reinforce the business relationships with strategic customers. Large panel driver ICs accounted for 27.7% of total revenues for this quarter, compared to 27.9% in the third quarter of 2021 and 23.3% a year ago.

Small and medium-sized display drivers saw resilient sales with revenue of $276.6 million, up 9.6% sequentially and up more than 50% year-over-year. The automotive segment has repeatedly been the fastest growing sector among its small and medium-sized display driver segment with the sales up more than 20% sequentially this quarter. It is worth highlighting that the e-paper business, another product in small and medium-sized driver lineup and one with decent margin, enjoyed more than 80% sequential growth in Q4. Small and medium-sized driver IC segment accounted for 61.2% of total sales for the quarter, compared to 59.9% in the previous quarter and 64.5% a year ago. In Q4, smartphone, tablet and automotive driver businesses contributed about the same sales with automotive significantly outgrowing the other two segments, a trend that the company believes will continue over the next few years.

Fourth quarter smartphone sales reached $91.3 million, up double digit sequentially and up more than 30% compared to the same period last year due mainly to higher shipment to key customers despite the outbreak of Covid-19 variants weighing down the worldwide smartphone market. The smartphone segment represented around 20% of total sales in Q4. Himax’s supply for smartphone was still limited by the total capacity accessible to Himax where the company could only support shipment to select end customers.

Amidst a slow tablet market, tablet revenue reached $85.8 million, a decline of single digit sequentially but up around 30% year over year. The decline was caused by shrinking traditional DDIC shipment while TDDI sales were slightly better than the record level in Q3 and represented the eighth consecutive quarter of growth since initial production from the first quarter of 2020. Himax maintained its leading market share position in the non-iOS tablet market with accelerated TDDI penetration among leading name-brands. Tablet revenue in this quarter accounted for 19.0% of the total sales.

Fourth quarter driver IC revenue for automotive set another record, amounting to $89.1 million, up more than 20% sequentially and up more than 130% year-over-year, thanks to its strong shipment in higher-end DDIC products, rising TDDI shipment as well as market share gains across numerous automotive customers. As panels inside vehicles continue to grow in quantity, size, and include more advanced features, the company expects to see sustainable robust growth in automotive business.

Fourth quarter revenue from its non-driver businesses was $50.3 million, slightly down sequentially and up around 50% year-over-year.  Himax is pleased to report that the company’s ultralow power AI image sensing total solution successfully entered into mass production in Q4 last year for a major tech name over a mainstream application. The company reached this major milestone just one year after it delivered the first samples, a remarkable achievement and an illustration of the robustness of AI solution. CMOS image sensor sales were up mid-teens while Tcon business decreased by low teens sequentially as a result of slow demand in TV and Chromebook. However, on a year-over-year basis, Tcon sales were up more than 70%, a reflection of its leading position across 4K/8K TV, gaming monitor, and low power notebook. Non-driver products in Q4 accounted for 11.1% of total revenues, as compared to 12.2% in the third quarter of 2021 and 12.2% a year ago.

Non-IFRS Gross margin for the fourth quarter sustained at a high level of 51.8%, a continuation from 51.7% of last quarter and greatly increased from 31.2% of the same period last year. The higher gross margin was a reflection of better mix towards higher end product areas and a more favorable IC pricing environment resulting from tight foundry capacity. IFRS gross margin was also 51.8% for the quarter.

Non-IFRS operating expenses for the fourth quarter were $48.5 million, up 9.1% from the previous quarter and up 11.5% from a year ago. The sequential increase was a result of a one-time cash bonus at the end of December to further reward employees for the remarkable financial results while the year-over-year increase was caused mainly by increased salary. IFRS operating expenses were $56.0 million for the fourth quarter, down 18.2% from the preceding quarter but up 27.9% from a year ago. The difference was mainly due to the annual bonus compensation which the company awards employees at the end of September each year. Reflecting the higher sales and better gross margin, the fourth quarter non-IFRS operating income was $185.5 million, or 41.1% of sales, versus 41.2% of sales in the last quarter. Again, the Q4 operating income reached a historical high. Non-IFRS after-tax profit was $148.4 million, or 84.9 cents per diluted ADS, a new record high and increase from $138.9 million, or 79.5 cents per diluted ADS last quarter.

Full Year 2021 Financial Results

Revenues totaled $1,547.1 million in 2021, representing 74.4% growth over that of 2020. The ongoing effects of the pandemic, coupled with foundry capacity shortage, created a challenging operating environment, yet also provided favorable conditions for IC vendors such Himax with overall market demand far outpacing supply. Among Himax’s three major product categories, small and medium-sized display drivers posted the highest growth of 86.8% year-over-year in 2021 with sales totaling $963.5 million. The Company saw extraordinary business momentum particularly in tablet and automotive areas in 2021 as leading non-iOS tablet brands all adopted Himax’s tablet TDDI solutions and automotive displays continued to evolve at a rapid rate in the number, size and sophistication. Automotive sales enjoyed the highest growth among all product lines in 2021, up more than 110% while sales for tablet IC, its top sales contributor in 2021, grew 77.0%. Smartphone and e-paper sales were up more than 85% and 23% respectively in 2021.

Revenue from large panel display drivers totaled $397.9 million in 2021, representing an annual growth of 65.3%. During the pandemic, the surge in IT demand boosted company's notebook display IC sales significantly, up more than 370%, whereas monitor display sales increased more than 30%. TV sales were also up by more than 40% despite the dip in worldwide TV shipments during the second half of the year. Non-driver products sales totaled $185.7 million, an increase of 42.0% from last year. The increase was mainly from Tcon sales, more than double year-over-year amidst the growing needs for high frame rate and high-resolution displays. CMOS image sensor business, severely capped by capacity constraint throughout the year, was up mid-single digit from the strong demand in notebook and web camera for work-from-home and online education. This annual sales increase was offset by WLO, as the legacy product of a major customer gradually decreased.

Non-IFRS gross margin in 2021 was 48.5%, greatly increased from 24.9% in 2020. The increase was mainly a reflection of more favorable IC pricing and product mix resulting from the tight foundry capacity as well as increasing contribution from high margin product lines, especially in automotive, notebook drivers, and Tcon.

Non-IFRS operating expenses were $171.5 million, up $15.2 million, or 9.7% due to higher salary expenses and a cash bonus the company awarded its employees at the end of December. Despite the NT dollar appreciation against the U.S. Dollar during 2021, the currency fluctuations to Himax were of limited impact as company’s accounting was US dollar-denominated, the same as the bulk of company's buying and selling activities, thereby creating a natural hedge. The stronger NT Dollar in 2021 did contribute to around $4.6 million of operating expenses increase as Himax paid the salaries of the Taiwan-based employees and much of the Taiwan locally incurred expenses in NT Dollar. Yet, the non-IFRS operating expense ratio of 2021 was reduced to 11.1% from 17.6% in 2020, indicating Himax’s consistent and prudent management of operating expenses. IFRS operating expenses were $203.6 million, up $40.7 million, or 25.0% compared to last year. The increase came mainly from the vested portion of the annual bonus compensation the company awards employees at the end of September each year.

Reflecting higher sales and better gross margin, non-IFRS operating income was $578.3 million, or 37.4% of sales, an increase of $513.7 million from $64.6 million in 2020. For the same reason, but partially offset by increase of annual bonus compensation, IFRS operating income was $545.0 million, in contrast to $57.9 million in 2020.

Non-IFRS net profit for 2021 was $463.6 million, or 265.1 cents per diluted ADS, up $411.2 million from $52.3 million, or 30.2 cents per diluted ADS in 2020. IFRS net profit for the year was $436.9 million, or 249.8 cents, up $389.8 million from $47.1 million, or 27.2 cents per diluted ADS in 2020. The upswing in income was a result of better sales, higher gross margin along with well-managed operating expenses.

Balance Sheet and Cash Flow

Himax had $364.4 million of cash, cash equivalents and other financial assets as of December 31, 2021, compared to $201.4 million at the same time last year and $250.8 million a quarter ago. The higher cash balance was mainly from $182.2 million of operating cash inflow during the quarter and payments received from customers for the purpose of securing their long-term chip supply, partially offset by payments the company made in order to secure its long-term foundry capacity. Restricted cash was $154.1 million at the end of Q4, compared to $156.8 million a quarter ago and $104.0 million a year ago. The restricted cash was mainly used to guarantee the short-term secured borrowings for the same amount. The company had $52.5 million of long-term unsecured loans as of the end of Q4, of which $6.0 million was current portion.

The Company’s year-end inventories were $198.6 million, up from $160.9 million last quarter and up from $108.7 million a year ago. Amidst tight foundry capacity where demand still far outpaces supply, Himax continues to pursue an aggressive inventory buildup strategy. The vast majority of company’s inventory position now is comprised of work-in-process goods, while finished goods are promptly shipped as soon as they are available. Accounts receivable at the end of December 2021 was $410.2 million, slightly up from $400.9 million last quarter and up from $243.6 million a year ago due to higher sales. DSO was 97 days at the quarter end, as compared to 100 days both a year ago and from last quarter. Fourth quarter capital expenditures were $2.0 million, versus $2.1 million last quarter and $0.8 million a year ago. The fourth quarter capex was mainly for R&D related equipment and in-house tester of company’s IC design business. Total capital expenditures for the year were $7.6 million, mainly for design tools, R&D related equipment as well as in-house tester of IC design business as compared to $5.8 million in 2020.

Outstanding Share

As of December 31, 2021, Himax had 174.3 million ADS outstanding, unchanged from last quarter. On a fully diluted basis, total number of ADS outstanding for the fourth quarter was 174.8 million.

Q1 2022 Outlook

Company’s spectacular results in 2021 were achieved thanks to macro level tailwinds, its efforts to secure solid capacity, and a steadfast focus on optimizing product mix and solidifying strategic customer relationships. All of these factors contributed to the record sales and profit margins.  Look ahead into 2022, against the backdrop of the industry-wide foundry capacity shortage which is expected to extend well into 2022, the visibility into certain areas of consumer electronics is rather limited with global consumption potentially impacted by the ongoing COVID-19 pandemic, port congestion, worldwide inflationary pressure and worries over geographical conflict. However, the company is upbeat about its year ahead growth prospect, backed by a few product areas, notably the automotive and ultralow power AI image sensing businesses, which it feels confident will stay strong regardless of the macroeconomic concerns. Himax anticipates these two products, both with good gross margin, will outgrow other product lines in 2022. Robust demand for company's traditional automotive driver IC is backed by strong foundry capacity support while automotive TDDI is on track to experience exponential growth throughout 2022 and beyond. Himax expects to reach 10 million units cumulative shipment in automotive TDDI in as soon as the second quarter of this year. In the first quarter of 2022, its automotive product sales, including traditional driver IC, TDDI, Tcon and OLED driver, are expected to represent more than 25% of its total sales. As the contribution of automotive revenue grows, it will better position company’s long-term product mix in terms of both profit margin and business visibility. Meanwhile, the company is highly encouraged by the early success it has seen with ultralow power AI image sensing business thus far after a leading customer adopted it for a mainstream application. Himax expects to see more design-wins awarded across a broad customer base and a high variety of applications leading to robust sales growth for this new high margin product line.

Himax expects the supply-demand imbalance to continue throughout 2022, especially on the mature nodes that the company is primarily anchored to. Himax has been proactive in this regard, continuing to pursue new partnerships and agreements to increase its available capacity and achieve 2022 business goals. In the meantime, the company entered contractual agreements with the vast majority of panel makers and, in some instances, select leading end customers where they prepay or make a deposit to secure their long-term chip supply which in turn also improves company’s business visibility.

While pricing has stabilized recently on both the foundry and customer sides, the company guided for a modest sequential decline in gross margin for the first quarter due to a couple of factors. First, company’s cost of goods sold this quarter represents pricing from the previous quarter when foundries were still raising their prices. Second, in the fourth quarter the company benefitted from expedited orders from customers who paid a premium and it has since seen a decrease in such orders during Q1. On a year over year basis, however, company’s first quarter margin will still be substantially higher.

Looking ahead into 2022, backed by more secured foundry capacity than last year and an advanced product portfolio, Himax is well positioned to continue to grow company's top line and will continue to work toward maintaining a high gross margin, one of company’s major long term business goals. The company anticipates further revenue and profit growth in 2022.

Display Driver IC Businesses

LDDIC

Historically, the first quarter has seasonally been the slowest of the year due to the Lunar New Year holidays. In addition, Himax is seeing softness in certain market segments and intensified China local competition. Nevertheless, Himax is armed with a diversified and comprehensive product offering covering TV, monitor and notebook, which provides us with the flexibility to take actions in tandem with company’s customers and suppliers to direct production towards the sectors with stronger demands. For the first quarter, large display driver IC revenue is projected to be flat to slightly down sequentially, but this will represent an increase of around 70% year-over-year. Despite the low season, TV IC sales are expected to be around flat sequentially in the first quarter anchored by high-end and large-sized TV IC shipments to key accounts. Conversely, the company expects both monitor and notebook IC sales to drop from last quarter due mainly to panel customers’ inventory adjustments in response to the slowing sales momentum after consecutive strong quarterly increases.

Foreseeing the continuation of the prevailing foundry shortage and the demand for advanced displays to remain strong, Himax continues to move toward higher end markets while providing advanced driver ICs and Tcons for a one-stop shopping experience, focusing on higher end displays and premium models for the respective leading end customers in TV, monitor and notebook markets. The company is also supporting further feature upgrades for customers’ next generation products, including high-speed interface, low power consumption, higher refresh rate, ultra-large-sized, high-aspect-ratio and curved-view design. All these will help boost its profit margins and represent a high barrier of entry that differentiates Himax from China local competition. Himax remains positive on company’s large display driver business for 2022.

SMDDIC

In Q1, revenue is expected to slightly decline by mid-single digit sequentially but increase around 30% year-over-year. Sales for automotive drivers, again, are poised to post another quarter of strong growth, up over 30% sequentially while tablet sales are expected to be down mid-single digit and smartphone IC business to decline double digit sequentially.

First on automotive sector. Order backlog and secured multi-year foundry capacity provide good long-term visibility for Himax in the automotive display driver IC market where the company has leading global market share of 40%. Backed by strong design-win coverage with all major panel houses and numerous car makers alongside an enlarged capacity, Himax expects the automotive sector to be Himax’s No. 1 sales contributor starting 2022. The company is now targeting to double its automotive sales again in 2022, on top of the already strong 2021 sales which went up more than 110% from the year before. For the first quarter, its automotive driver IC sales are expected to grow over 30% sequentially, an increase of more than 170% year-over-year. More specifically, the company expects the Q1 automotive DDIC sales, still much larger than those of TDDI and AMOLED, to grow over 20% sequentially, on its own accounting for more than 20% of total sales. Notwithstanding the decent growth, Himax is still suffering from a severe foundry capacity shortage for automotive DDIC which is the area with the most severe shortage for the company right now. The automotive TDDI, where the company is much better prepared in terms of foundry capacity, is set to outgrow DDIC going forward. Currently the company is leading the market with hundreds of design-win TDDI projects across the board with world leading panel makers, Tier-1s and automotive OEMs with just a small portion of them already in mass production. Himax announced earlier that its Gen 2 automotive TDDI, which Himax started ramping as recent as Q3 last year, achieved 1 million units during the first quarter of shipment alone. The Gen 2 automotive TDDI has become the mainstream product shortly after introduction to the market and already dominates its shipments right now. Himax’s automotive TDDI shipment reached around 1.4 million units in the fourth quarter last year and the company expects to ship considerably over 3 million units in Q1 this year. Automotive TDDI brings us not only much higher content value on a per panel basis but is also harder to compete in for late comers. Automotive TDDI, still a relatively new technology, has become a major growth engine for Himax with the accelerating momentum expected to carry over throughout 2022 and the years ahead.

Looking at automotive display industry trends, the car market continues to embrace sophisticated display technologies and caters to interactive, stylish and curved designs with ever improving display resolution and image quality. There is also a shift towards more and larger size displays per vehicle than ever before, all indicating much more driver IC demands. Himax is the market leader in automotive display driver business covering the entire spectrum of products and technologies, including the industry’s most comprehensive traditional DDIC product offerings as well as leading solutions for new technology areas such as TDDI, local dimming Tcon, LTDI and OLED. For automotive TDDI, a technology that is essential for large sized, stylish, and curved automotive displays, Himax pioneered the mass production of the new technology back in 2019 and have shipped cumulatively millions of units since. Himax continues to dominate new project design-wins with direct and indirect customers across the continents. For larger than 30 inches, slim and curved automotive displays, the company led the industry by introducing cutting-edge LTDI technology that strives for a seamless incorporation of sophisticated touch features with multi-chip design architecture. Himax is encouraged by the progress made in recent quarters, having increased design-win coverage across panel makers and engaged more Tier-1s and OEMs for them to incorporate company’s LTDI into their new vehicle models. Some of them are slated for mass production starting the first half of 2023. With the commencement of TDDI mass production and LTDI thereafter, Himax is confident that its overall market share in the automotive display driver market will continue to rise in the coming years.

The company expects Q1 smartphone IC business to decline double digit sequentially, challenged by slowing sales in the global smartphone market, inventory held in stock by smartphone makers and, last but not least, longer production cycle of a new product, a factor which is specific to Himax but only during this quarter. In Q1, amidst the worldwide smartphone slowdown, the company strategically initiated a product transition plan for key customers’ next generation new designs that support higher frame rate, ultra slim bezel and higher resolution features. The new generation product is designed with more masking layers and therefore requires longer production time, which, during the first quarter of production, will lead to less output. The product’s output is expected to be back to normal starting from the second quarter.

Himax’s tablet sales are expected to decline mid-single digit in Q1 due to worldwide tablet market adjustment from a high level. However, company’s TDDI sales, bucking the seasonality, are expected to be up low-single digit sequentially in the first quarter, benefitted by the proactive adoption by all leading non-iOS tablet names of Himax’s TDDI solutions. The company continues to see an acceleration in TDDI penetration for tablets following surging needs for larger sized displays, higher frame rate and active stylus features. As the dominating tablet driver IC supplier for literally all non-iOS tablet vendors, its TDDI solutions continue to gain traction and are adopted broadly in customers’ next generation tablet products. Among all, Himax is seeing fast expanding education tablets where its tablet TDDI with active stylus feature has been widely adopted by several leading Chinese players.

Turning to the e-paper driver business, another product in Himax’s small and medium-sized driver lineup. Its e-paper business, which currently only represents a small portion of total sales, is set to grow by more than 100% sequentially and more than 240% year-over-year in Q1, driven by the early ramp up of projects with leading customers and backed by long-term supply agreements. Himax is collaborating with world-leading e-paper customers for certain ASIC projects on their next generation products. This consolidates company’s market presence in the emerging e-reading and e-signage segments from 2022 and onward.

Next for an update on AMOLED. Himax continues to gear up for the AMOLED driver IC development in partnership with major Chinese and Korean panel makers. In Q1, its flexible AMOLED driver and Tcon for automotive application successfully ramped up for a customer’s flagship EV model. The number of awarded projects for company’s automotive OLED ICs is growing with further EV vendors. In addition, Himax’s OLED for tablet is expected to commence mass production in the second quarter of this year with Chinese panel makers. As for smartphone, the company continues to commit R&D resources to AMOLED driver ICs through engagement with top tier customers. In view of serious constraints on OLED display driver capacity in the next few years, Himax has also secured meaningful capacity for smartphone OLED drivers.

Non-Driver Product Categories

TCON

The Company anticipates Q1 Tcon sales to decrease single digit sequentially as a result of weaker demand in TV and Chromebook notebook sectors. However, on a year-over-year basis, Tcon sales will be up around 50%. The company is optimistic about the long term growth prospects of the Tcon business where it has successfully positioned itself for higher end and higher value-added areas including 4K/8K TV, gaming monitor, and low power notebook in view of consumers’ pursuance of various new types of entertainment for film, television and gaming.

Additionally, Himax extends its Tcon product reach into automotive and gaming TV markets. Himax’s cutting-edge automotive local dimming Tcon has won numerous awards and penetrated into OEMs and tier-1 car makers’ new premium models, with some of them slated for mass production starting the second quarter of 2022. In the gaming TV market, the company is also leading the industry by introducing the world’s first 288Hz 8K TV Tcon in collaboration with major TV panel makers. Himax believes the Tcon segment will be one of the driving forces for its non-driver business moving forward.

Ultralow power AI image sensing

Himax’s ultralow power AI image sensing total solution incorporates its ultralow power CMOS image sensor, proprietary AI processor and CNN-based AI algorithm. As reported earlier, the sizable order for a top-tier name customer’s mainstream application successfully entered production in Q4 last year, marking another impressive milestone for company’s new AI business within just one year since its initial release. The company will give further details after the end customer’s official announcement. Himax has also made good progress on this mainstream application with other leading vendors where the number of design-in projects is increasing. In addition to the success story, the second application Himax expects to see significant volume is in automatic meter reading (AMR) where AI total solution has been widely adopted by numerous customers across a wide geographical area in China. Himax’s power-saving AI cameras, deployed over the existing installed base of traditional water meters, enable the water meter to automatically collect consumption data with AI operating locally on the edge. The device transmits only byte-sized metadata to the server for billing and in-time detection of abnormal consumption or leakage, eliminating the need for manual reading. The battery pack has a lifetime of over 5 years, greatly outperforming conventional AMR solutions which usually are in a bulky form with large battery packs and, without local AI capability, have to transmit massive image data to the cloud to perform meter reading.

The company is already seeing accelerated deployment of AI solutions to a wide range of applications, including notebook, home appliances, utility meter, automotive, battery-powered surveillance camera, panoramic video conferencing, and medical, among other things. Moreover, new design-in sockets are on the way as it looks to leverage the collaboration with leading cloud service partners, such as Microsoft Azure and Google TensorFlow, on their edge-to-cloud platform to drive further adoption on applications such as smart home, smart office, healthcare, agriculture, retail and factory automation. Last but not least, Himax is seeing numerous design-in activities of AI solution for endoscope, an area the company is extremely excited about that may represent an extraordinary game changer for the health examination industry. Himax will report more detail in due course. Himax is very encouraged by the traction this relatively new product line has generated in a short amount of time and expect to see increasing sales contribution through 2022 and beyond.

Optical product line-up/ Metaverse

Given the recent surge of interest in the metaverse and immersive technologies, the company would like to give an update on its optical related product lines to which it has committed years of R&D efforts. Himax’s LCoS, WLO and 3D Sensing, three separate optical related technologies, may individually or combined play a key role in enabling metaverse devices.

To help users transit and connect seamlessly between AR/VR devices and real-life, the right display and 3D technologies are vital. AR glasses, considered one of the ideal displays for metaverse applications, feature vision augmentation onto the real-world environment, where users see through the glasses with virtual objects and/or digital twins of real-life objects projected by AR engines onto the glasses. For this, Himax showcases Front-lit LCoS Microdisplay, one of the tiniest display modules that offers significantly higher brightness, lighter weight, and lower power consumption, all making the technology ideal for AR headsets. To further enable AR glasses, Himax offers WLO waveguide that propagates light patterns from the LCoS display in a pre-defined path towards the eyes. Furthermore, for virtual objects reconstruction or digital twin formation, Himax provides industry leading WLO and 3D decoding technologies which are essential in enabling both structured light and ToF (Time of Flight) 3D sensing. The 3D sensing technology, when combined with image sensors, can also enable 3D-based gesture recognition, eliminating the need for handheld controllers and enhancing perception of the environment, which make it an ideal technology for contactless interface for AR/VR devices. In all these technologies, Himax has a market-leading position with its technology already embedded in various products of quite a few of the biggest tech names in the business and have shipped hundreds of millions in volume with proven product development and manufacturing track records over the years.

While metaverse is still years away from mass volume deployment, Himax is at the forefront of these key technologies to enable the industry and the company is ready to bring the metaverse to life through partnerships with tech industry’s leading players who are aggressively investing in the space. Himax will not miss the "next big thing" and are ready to seize the opportunities ahead. Himax will report additional progress in this new arena as it continues to develop.

For non-driver IC business, the Company expects revenue to decline high teens sequentially in the first quarter.

First Quarter 2022 Guidance
Coming off of the record revenue results from Q4 2021, the Company is providing the following financial guidance for the first quarter of 2022, yet still better than the off-season sales the company typically experiences during the Lunar New Year season with fewer working days.

Net Revenue:	To decrease 5% to 9% sequentially
Non-IFRS Gross Margin:	To be 46% to 48%, depending on final product mix
Non-IFRS Profit:	To be 67.0 cents to 73.0 cents per diluted ADS
IFRS Profit:	To be 63.5 cents to 69.5 cents per diluted ADS

HIMAX TECHNOLOGIES FOURTH QUARTER AND FULL YEAR 2021 EARNINGS CONFERENCE
CALLDATE:	Thursday, February 17, 2022
TIME:	U.S. 8:00 a.m. EST
Taiwan 9:00 p.m.
DIAL IN:	U.S. +1 (866) 444-9147
INTERNATIONAL +1 (678) 509-7569
CONFERENCE ID:	2597192
WEBCAST:	https://edge.media-server.com/mmc/p/o8xz8tbi

A replay of the call will be available beginning two hours after the call through 11:30 a.m. US EST on February 25, 2022 (12:30 a.m. Taiwan time, February 26, 2022) on http://www.himax.com.tw and by telephone at +1 (855) 859-2056 (US Domestic) or +1 (404) 537-3406 (International). The conference ID number is 2597192. This call is being webcast by Nasdaq and can be accessed by clicking on this link or Himax’s website, where the webcast can be accessed through February 17, 2023.

Non-IFRS Financial Measures

Himax provides investors with gross profit, gross margin, operating income, operating margin, profit attributable to stockholders and diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders on a non-IFRS basis to review and assess the Company's operating performance, which is not required by, or presented in accordance with, IFRS. The presentation of these non-IFRS financial measures are not intended to be considered in isolation or as a substitute for financial information prepared and presented in accordance with IFRS.

Himax believes that providing certain of these measures allow investors to identify underlying trends in the Company’s business and enhance the overall understanding of the Company’s past performance and future prospects with respect to key metrics used by the Company in its financial and operational decision-making. However, the use of the non-IFRS measure has limitations as an analytical tool, and investors should not consider them in isolation from, or as substitute for analysis of, the Company’s results of operations or financial condition as reported under IFRS. Further, non-IFRS financial measures may differ from the non-IFRS information used by other companies, including peer companies, and therefore its comparability may be limited.

Reconciliations between IFRS and Non-IFRS financial data are attached to this press release.

About Himax Technologies, Inc.

Himax Technologies, Inc. (NASDAQ: HIMX) is a fabless semiconductor solution provider dedicated to display imaging processing technologies. Himax is a worldwide market leader in display driver ICs and timing controllers used in TVs, laptops, monitors, mobile phones, tablets, automotive, digital cameras, car navigation, virtual reality (VR) devices and many other consumer electronics devices. Additionally, Himax designs and provides controllers for touch sensor displays, in-cell Touch and Display Driver Integration (TDDI) single-chip solutions, LED driver ICs, power management ICs and LCoS micro-displays for augmented reality (AR) devices and heads-up displays (HUD) for automotive. The Company also offers CMOS image sensors, wafer level optics for AR devices, 3D sensing and ultralow power smart sensing, which are used in a wide variety of applications such as mobile phone, tablet, laptop, TV, PC camera, automobile, security, medical device, home appliance, AIoT, etc. Founded in 2001 and headquartered in Tainan, Taiwan, Himax currently employs around 2,100 people from three Taiwan-based offices in Tainan, Hsinchu and Taipei and country offices in China, Korea, Japan, Israel, and the US. Himax has 3,041 patents granted and 482 patents pending approval worldwide as of December 31, 2021. Himax has retained its position as the leading display imaging processing semiconductor solution provider to consumer electronics brands worldwide.

Forward Looking Statements

Factors that could cause actual events or results to differ materially from those described in this conference call include, but are not limited to, the effect of the Covid-19 pandemic on the Company’s business; general business and economic conditions and the state of the semiconductor industry; market acceptance and competitiveness of the driver and non-driver products developed by the Company; demand for end-use applications products; reliance on a small group of principal customers; the uncertainty of continued success in technological innovations; our ability to develop and protect our intellectual property; pricing pressures including declines in average selling prices; changes in customer order patterns; changes in estimated full-year effective tax rate; shortage in supply of key components; changes in environmental laws and regulations; changes in export license regulated by Export Administration Regulations (EAR); exchange rate fluctuations; regulatory approvals for further investments in our subsidiaries; our ability to collect accounts receivable and manage inventory and other risks described from time to time in the Company's SEC filings, including those risks identified in the section entitled "Risk Factors" in its Form 20-F for the year ended December 31, 2020 filed with the SEC, as may be amended.

Company Contacts:

Eric Li, Chief IR/PR Officer
Himax Technologies, Inc.
Tel: +886-6-505-0880
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Karen Tiao, Investor Relations
Himax Technologies, Inc.
Tel: +886-2-2370-3999
Fax: +886-2-2314-0877
Email: hx_ir@himax.com.tw
www.himax.com.tw

Mark Schwalenberg, Director
Investor Relations - US Representative
MZ North America
Tel: +1-312-261-6430
Email: HIMX@mzgroup.us
www.mzgroup.us

-Financial Tables-

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(These interim financials do not fully comply with IFRS because they omit all interim disclosure required by IFRS)
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Three Months Ended December 31,		3 Months Ended September 30,
	2021	2020	2021

Revenues
Revenues from third parties, net	$451,820	$275,770	$420,912
Revenues from related parties, net	75	-	26
	451,895	275,770	420,938

Costs and expenses:
Cost of revenues	217,919	189,774	204,213
Research and development	41,540	33,100	51,399
General and administrative	8,086	5,919	9,025
Sales and marketing	6,399	4,787	8,057
Total costs and expenses	273,944	233,580	272,694

Operating income	177,951	42,190	148,244

Non operating income (loss):
Interest income	283	151	178
Changes in fair value of financial assets at fair value through profit or loss	(273)	489	43
Foreign currency exchange gains (losses), net	874	(134)	226
Finance costs	(285)	(247)	(269)
Share of losses of associates	(652)	(368)	(282)
Other income	199	24	89
	146	(85)	(15)
Profit before income taxes	178,097	42,105	148,229
Income tax expense	36,625	8,759	30,379
Profit for the period	141,472	33,346	117,850
Loss attributable to noncontrolling interests	921	660	866
Profit attributable to Himax Technologies, Inc. stockholders	$142,393	$34,006	$118,716

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.815	$0.196	$0.680
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.815	$0.195	$0.680

Basic Weighted Average Outstanding ADS	174,694	173,481	174,677
Diluted Weighted Average Outstanding ADS	174,767	174,121	174,692

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Profit or Loss
(Amounts in Thousands of U.S. Dollars, Except Share and Per Share Data)

	Twelve Months Ended December 31,
	2021	2020

Revenues
Revenues from third parties, net	$1,546,972	$887,282
Revenues from related parties, net	125	-
	1,547,097	887,282

Costs and expenses:
Cost of revenues	798,519	666,501
Research and development	151,386	122,265
General and administrative	29,281	23,915
Sales and marketing	22,890	16,675
Total costs and expenses	1,002,076	829,356

Operating income	545,021	57,926

Non operating income (loss):
Interest income	876	967
Changes in fair value of financial assets at fair value through profit or loss	(284)	472
Foreign currency exchange gains (losses), net	1,096	(327)
Finance costs	(1,074)	(1,705)
Share of losses of associates	(1,392)	(638)
Other income	349	177
	(429)	(1,054)
Profit before income taxes	544,592	56,872
Income tax expense	110,657	11,712
Profit for the period	433,935	45,160
Loss attributable to noncontrolling interests	2,961	1,974
Profit attributable to Himax Technologies, Inc. stockholders	$436,896	$47,134

Basic earnings per ADS attributable to Himax Technologies, Inc. stockholders	$2.502	$0.273
Diluted earnings per ADS attributable to Himax Technologies, Inc. stockholders	$2.498	$0.272

Basic Weighted Average Outstanding ADS	174,614	172,854
Diluted Weighted Average Outstanding ADS	174,867	173,383

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:	Three Months Ended December 31,		Three Months Ended September 30,
	2021	2020	2021
Share-based compensation
Cost of revenues	$7	$-	$675
Research and development	462	-	17,200
General and administrative	95	-	2,272
Sales and marketing	39	-	3,124
Income tax benefit	(123)	-	(4,773)
Total	$480	$-	$18,498

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$277	$276	$275
Income tax benefit	(65)	(64)	(64)
Total	$212	$212	$211

The amount of cash award included in applicable statements of profit or loss categories is summarized as follows:

Cash award
Cost of revenues	$79	$-	$432
Research and development	5,066	-	810
General and administrative	583	-	95
Sales and marketing	978	-	245
Income tax benefit	(1,368)	-	(76)
Total	$5,338	$-	$1,506

Himax Technologies, Inc.
Unaudited Supplemental Financial Information
(Amounts in Thousands of U.S. Dollars)

The amount of share-based compensation included in applicable statements of profit or loss categories is summarized as follows:	Twelve Months Ended December 31,
	2021	2020
Share-based compensation
Cost of revenues	$682	$87
Research and development	17,662	4,467
General and administrative	2,367	368
Sales and marketing	3,163	603
Income tax benefit	(4,896)	(1,176)
Total	$18,978	$4,349

The amount of acquisition-related charges included in applicable statements of profit or loss categories is summarized as follows:

Acquisition-related charges
Research and development	$1,105	$1,105
Income tax benefit	(258)	(258)
Total	$847	$847

The amount of cash award included in applicable statements of profit or loss categories is summarized as follows:

Cash award
Cost of revenues	$511	$-
Research and development	5,876	-
General and administrative	678	-
Sales and marketing	1,223	-
Income tax benefit	(1,444)	-
Total	$6,844	$-

Himax Technologies, Inc.
IFRS Unaudited Condensed Consolidated Statements of Financial Position
(Amounts in Thousands of U.S. Dollars)

	December 31, 2021	September 30, 2021	December 31, 2020
Assets
Current assets:
Cash and cash equivalents	$336,024	$229,197	$184,938
Financial assets at amortized cost	26,013	17,861	8,682
Financial assets at fair value through profit or loss	2,345	3,765	7,799
Accounts receivable, net (including related parties)	410,211	400,897	243,626
Inventories	198,600	160,947	108,707
Income taxes receivable	54	93	91
Restricted deposit	154,100	156,800	104,000
Other receivable from related parties	1,217	1,209	1,200
Other current assets	64,280	54,530	35,368
Total current assets	1,192,844	1,025,299	694,411
Financial assets at fair value through profit or loss	13,668	13,943	13,966
Financial assets at fair value through other comprehensive income	410	422	742
Equity method investments	3,302	3,920	3,983
Property, plant and equipment, net	133,236	133,874	132,074
Deferred tax assets	7,191	7,979	15,739
Goodwill	28,138	28,138	28,138
Other intangible assets, net	6,617	7,004	7,876
Restricted deposit	36	36	141
Refundable deposits	199,982	87,001	12,144
Other non-current assets	17,770	20,285	604
	410,350	302,602	215,407
Total assets	$1,603,194	$1,327,901	$909,818
Liabilities and Equity
Current liabilities:
Current portion of long-term unsecured borrowings	$6,000	$6,000	$6,000
Short-term secured borrowings	151,400	151,400	104,000
Accounts payable (including related parties)	248,425	226,290	173,471
Income taxes payable	96,552	61,217	13,466
Other payable to related parties	1,641	3,002	2,572
Contract liabilities-current	37,663	19,058	6,622
Other current liabilities	59,544	43,625	46,111
Total current liabilities	601,225	510,592	352,242
Long-term unsecured borrowings	46,500	48,000	52,500
Deferred tax liabilities	965	947	1,138
Contract liabilities-non-current	10,221	-	-
Other non-current liabilities	72,301	37,146	18,739
	129,987	86,093	72,377
Total liabilities	731,212	596,685	424,619
Equity
Ordinary shares	107,010	107,010	107,010
Additional paid-in capital	108,841	108,108	107,293
Treasury shares	(5,761)	(5,761)	(6,516)
Accumulated other comprehensive income	(666)	(822)	(548)
Retained earnings	660,300	519,696	272,937
Equity attributable to owners of Himax Technologies, Inc.	869,724	728,231	480,176
Noncontrolling interests	2,258	2,985	5,023
Total equity	871,982	731,216	485,199
Total liabilities and equity	$1,603,194	$1,327,901	$909,818

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Three Months Ended December 31,		Three Months Ended September 30,
	2021	2020	2021

Cash flows from operating activities:
Profit for the period	$141,472	$33,346	$117,850
Adjustments for:
Depreciation and amortization	5,329	6,431	5,292
Reversal of credit losses recognized on accounts receivable	(190)	-	-
Share-based compensation expenses	603	-	97
Gains on disposal of property, plant and equipment, net	(147)	-	-
Changes in fair value of financial assets at fair value through profit or loss	273	(489)	(43)
Interest income	(283)	(151)	(178)
Finance costs	285	247	269
Income tax expense	36,625	8,759	30,379
Share of losses of associates	652	368	282
Inventories write downs	4,103	2,224	1,224
Unrealized foreign currency exchange gains (losses)	(799)	(221)	27
	187,923	50,514	155,199
Changes in:
Accounts receivable (including related parties)	(9,124)	(22,140)	(71,874)
Inventories	(41,756)	16,418	(27,928)
Other receivable from related parties	(8)	-	-
Other current assets	(2,083)	(2,589)	(455)
Other non-current assets	-	-	(19,460)
Accounts payable (including related parties)	22,135	18,502	15,802
Other payable to related parties	(1,361)	92	198
Contract liabilities	28,826	3,848	12,491
Other current liabilities	11,526	1,903	1,896
Other non-current liabilities	(13,841)	1,284	3,651
Cash generated from operating activities	182,237	67,832	69,520
Interest received	333	217	112
Interest paid	(275)	(313)	(269)
Income tax paid	(47)	(28)	(8,852)
Net cash provided by operating activities	182,248	67,708	60,511

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(2,020)	(824)	(2,128)
Acquisitions of intangible assets	(41)	(9)	(283)
Acquisitions of financial assets at amortized cost	(10,341)	(801)	(8,384)
Proceeds from disposal of financial assets at amortized cost	2,300	737	4,009
Acquisitions of financial assets at fair value through profit or loss	(6,864)	(6,608)	-
Proceeds from disposal of financial assets at fair value through profit or loss	8,258	1,603	1,339
Acquisition of a subsidiary, net of cash acquired	-	1,302	-
Proceeds from capital reduction of investment	-	32	-
Acquisitions of equity method investments	-	(792)	-
Increase in refundable deposits	(119,289)	(10,810)	(33,007)
Releases (pledges) of restricted deposit	2,700	(3)	2,699
Cash received in advance from disposal of land	-	-	3,075
Net cash used in investing activities	(125,297)	(16,173)	(32,680)

Cash flows from financing activities:
Payments of cash dividends	-	-	(47,404)
Purchases of subsidiary shares from noncontrolling interests	(1,475)	-	(152)
Proceeds from short-term unsecured borrowings	5,000	-	-
Repayments of short-term unsecured borrowings	(5,000)	-	-
Repayments of long-term unsecured borrowings	(1,500)	(1,500)	(1,500)
Proceeds from short-term secured borrowings	221,400	47,000	233,200
Repayments of short-term secured borrowings	(221,400)	(47,000)	(185,800)
Pledges of restricted deposit	-	-	(47,400)
Payment of lease liabilities	(1,237)	(768)	(1,225)
Guarantee deposits received	54,050	-	-
Proceeds from exercise of employee stock options	-	3,281	30
Net cash provided by (used in) financing activities	49,838	1,013	(50,251)
Effect of foreign currency exchange rate changes on cash and cash equivalents	38	567	(108)
Net increase (decrease) in cash and cash equivalents	106,827	53,115	(22,528)
Cash and cash equivalents at beginning of period	229,197	131,823	251,725
Cash and cash equivalents at end of period	$336,024	$184,938	$229,197

Himax Technologies, Inc.
Unaudited Condensed Consolidated Statements of Cash Flows
(Amounts in Thousands of U.S. Dollars)
	Twelve Months Ended December 31,
	2021	2020

Cash flows from operating activities:
Profit for the period	$433,935	$45,160
Adjustments for:
Depreciation and amortization	21,342	23,596
Reversal of credit losses recognized on accounts receivable	(190)	-
Share-based compensation expenses	700	763
Gains on disposal of property, plant and equipment, net	(147)	(244)
Changes in fair value of financial assets at fair value through profit or loss	284	(472)
Interest income	(876)	(967)
Finance costs	1,074	1,705
Income tax expense	110,657	11,712
Share of losses of associates	1,392	638
Inventories write downs	9,448	11,919
Unrealized foreign currency exchange gains	(953)	(239)
	576,666	93,571
Changes in:
Accounts receivable (including related parties)	(166,395)	(78,297)
Inventories	(99,341)	24,772
Other receivable from related parties	(17)	-
Other current assets	(7,633)	(2,881)
Other non-current assets	(19,460)	-
Accounts payable (including related parties)	74,954	57,335
Other payable to related parties	(931)	352
Contract liabilities	41,262	4,720
Other current liabilities	13,736	1,134
Other non-current liabilities	(4,697)	5,350
Cash generated from operating activities	408,144	106,056
Interest received	852	1,066
Interest paid	(1,074)	(1,811)
Income tax paid	(19,646)	(2,701)
Net cash provided by operating activities	388,276	102,610

Cash flows from investing activities:
Acquisitions of property, plant and equipment	(7,562)	(5,786)
Proceeds from disposal of property, plant and equipment	-	249
Acquisitions of intangible assets	(468)	(87)
Acquisitions of financial assets at amortized cost	(25,362)	(3,829)
Proceeds from disposal of financial assets at amortized cost	8,011	6,735
Acquisitions of financial assets at fair value through profit or loss	(23,417)	(19,743)
Proceeds from disposal of financial assets at fair value through profit or loss	29,141	12,068
Acquisition of a subsidiary, net of cash acquired	-	1,302
Proceeds from capital reduction of investment	151	32
Acquisitions of equity method investments	(598)	(792)
Increase in refundable deposits	(213,056)	(13,992)
Pledges of restricted deposit	(2,595)	(8)
Cash received in advance from disposal of land	3,075	1,486
Net cash used in investing activities	(232,680)	(22,365)

Cash flows from financing activities:
Payments of cash dividends	(47,424)	(4)
Proceeds from issuance of new shares by subsidiaries	-	884
Purchases of subsidiary shares from noncontrolling interests	(1,627)	-
Proceeds from short-term unsecured borrowings	15,000	208,137
Repayments of short-term unsecured borrowings	(15,000)	(265,355)
Proceeds from long-term unsecured borrowings	-	60,000
Repayments of long-term unsecured borrowings	(6,000)	(1,500)
Proceeds from short-term secured borrowings	611,600	278,000
Repayments of short-term secured borrowings	(564,200)	(338,000)
Releases (pledges) of restricted deposit	(47,400)	60,000
Payment of lease liabilities	(4,668)	(2,608)
Guarantee deposits received	54,050	-
Proceeds from exercise of employee stock options	1,182	3,707
Net cash provided by (used in) financing activities	(4,487)	3,261
Effect of foreign currency exchange rate changes on cash and cash equivalents	(23)	377
Net increase in cash and cash equivalents	151,086	83,883
Cash and cash equivalents at beginning of period	184,938	101,055
Cash and cash equivalents at end of period	$336,024	$184,938

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation, Acquisition-Related Charges and Cash Award:
	Three Months Ended December 31,		Three Months Ended September 30,
	2021	2020	2021
Revenues	$451,895	$275,770	$420,938
Gross profit	233,976	85,996	216,725
Add: Share-based compensation – cost of revenues	7	-	675
Add: Cash award – cost of revenues	79	-	432
Gross profit excluding share-based compensation and cash award	234,062	85,996	217,832
Gross margin excluding share-based compensation and cash award	51.8%	31.2%	51.7%
Operating income	177,951	42,190	148,244
Add: Share-based compensation	603	-	23,271
Add: Acquisition-related charges –intangible assets amortization	277	276	275
Add: Cash award	6,706	-	1,582
Operating income excluding share-based compensation, acquisition-related charges and cash award	185,537	42,466	173,372
Operating margin excluding share-based compensation, acquisition-related charges and cash award	41.1%	15.4%	41.2%
Profit attributable to Himax Technologies, Inc. stockholders	142,393	34,006	118,716
Add: Share-based compensation, net of tax	480	-	18,498
Add: Acquisition-related charges, net of tax	212	212	211
Add: Cash award, net of tax	5,338	-	1,506
Profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	148,423	34,218	138,931
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	32.8%	12.4%	33.0%

*Gross margin excluding share-based compensation and cash award equals gross profit excluding share-based compensation and cash award divided by revenues
*Operating margin excluding share-based compensation, acquisition-related charges and cash award equals operating income excluding share-based compensation, acquisition-related charges and cash award divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award equals profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award divided by revenues

Himax Technologies, Inc.
Non-IFRS Unaudited Supplemental Data – Reconciliation Schedule
(Amounts in Thousands of U.S. Dollars)

Gross Margin, Operating Margin and Net Margin Excluding Share-Based Compensation, Acquisition-Related Charges and Cash Award:
	Twelve Months Ended December 31,
	2021	2020
Revenues	$1,547,097	$887,282
Gross profit	748,578	220,781
Add: Share-based compensation – cost of revenues	682	87
Add: Cash award – cost of revenues	511	-
Gross profit excluding share-based compensation and cash award	749,771	220,868
Gross margin excluding share-based compensation and cash award	48.5%	24.9%
Operating income	545,021	57,926
Add: Share-based compensation	23,874	5,525
Add: Acquisition-related charges –intangible assets amortization	1,105	1,105
Add: Cash award	8,288	-
Operating income excluding share-based compensation, acquisition-related charges and cash award	578,288	64,556
Operating margin excluding share-based compensation, acquisition-related charges and cash award	37.4%	7.3%
Profit attributable to Himax Technologies, Inc. stockholders	436,896	47,134
Add: Share-based compensation, net of tax	18,978	4,349
Add: Acquisition-related charges, net of tax	847	847
Add: Cash award, net of tax	6,844	-
Profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	463,565	52,330
Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	30.0%	5.9%

*Gross margin excluding share-based compensation and cash award equals gross profit excluding share-based compensation and cash award divided by revenues
*Operating margin excluding share-based compensation, acquisition-related charges and cash award equals operating income excluding share-based compensation, acquisition-related charges and cash award divided by revenues
*Net margin attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award equals profit attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award divided by revenues

Diluted Earnings Per ADS Attributable to Himax Technologies, Inc. Stockholders Excluding Share-based Compensation, Acquisition-Related Charges and Cash Award: (Amounts in U.S. Dollars)
	Three Months Ended December 31,	Twelve Months Ended December 31,
	2021	2021
Diluted IFRS earnings per ADS attributable to Himax Technologies, Inc. stockholders	$0.815	$2.498
Add: Share-based compensation per ADS	$0.003	$0.109
Add: Acquisition-related charges per ADS	$0.001	$0.005
Add: Cash award per ADS	$0.031	$0.039

Diluted non-IFRS earnings per ADS attributable to Himax Technologies, Inc. stockholders excluding share-based compensation, acquisition-related charges and cash award	$0.849	$2.651
Numbers do not add up due to rounding